UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 16 October 2014

NOVOGEN LIMITED (ASX: NRT)

ASX RELEASE

16 October 2014

NOVOGEN ANNOUNCES CAPITAL-RAISING VIA ASX BOOKBUILD FACILITY

16 October 2014: Novogen (ASX: NRT; NASDAQ: NVGN) today announced that it is raising capital in Australia and the USA through the issue of ordinary shares and options via a panel of stockbrokers assembled by the Company, and via the ASX Bookbuild facility.

Offer Terms Summary

The terms of the offer (the Offer) are in accordance with the shareholder approval received at the Company’s General Meeting held on August 13. Therefore no further security holder approval will be necessary for this issue. Those terms are the issuance of up to 80 million ordinary shares and up to 80 million options to raise up to a maximum of A$10,000.000. The shares can be issued up to a 20% discount to market, the market price determined by a five-day VWAP immediately prior to the offer being opened.

Investors also will be issued one option per share acquired. Each option will be issued on the following terms:

•	It may be exercised by its holder at any time up to the first anniversary of its issue;

•	On exercise it will entitle the option holder to one share;

•	The exercise price will be 90% of the five-day VWAP immediately preceding the issue of the shares pursuant to the exercise of the option;

•	The options may not be traded except in accordance with section 708 of the Corporations Act (for example to other sophisticated or institutional investors).

Participation in the Placement

The offer generally is being made available via the ASX Bookbuild facility that opens the offer to a broad number of Australian stockbrokers.

The shares and options will be issued in compliance with section 708 of the Corporations Act. Therefore it is intended that the issue be available to sophisticated or institutional investors only.

Details of the Technical Lead Manager for the Bookbuild facility will be announced early next week. In the meantime, any persons interested in applying for shares pursuant to this offer should contact their broker or the Advisor to the Offer.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com

Applications for shares and options under the Offer must be made by brokers on behalf of their clients by submitting an application on behalf of an eligible applicant via the ASX Bookbuild facility using the ASX code NRTXBB prior to the close of the Bookbuild.

Any allocation of shares and options resulting from the application made through the ASX Bookbuild facility will be binding on the applicant.

Key Dates

Price determination:	5-day VWAP (27/10/2014 to 31/10/2014)

Price announcement:	3 November 2014

Offer Open:	Monday 3 November 2014

Offer Close:	3 pm, 7 November 2014

Settlement:	Settlement for successful allocations will occur (T+4) after the Offer Close via the Chess Primary Market Facility on a DVP basis.

Note that the application for shares and options will be based on a fixed price to be announced at 10 am 3 November 2014.

Use of proceeds

The proceeds will be used for general working capital and to fund the Company’s R&D programs. However, the primary use of funds is to underwrite the transition of the Company’s lead product, Cantrixil, into the clinic. Cantrixil has been developed by the Novogen-Yale University joint venture company, CanTx Inc., as a novel therapeutic drug for the treatment of cancers within the abdominal and pleural cavities. Cantrixil is the first experimental drug to be purpose-built to be injected into cavities such as the peritoneal cavity and pleural cavity in order to act directly on cancer stem cells, the cells primarily responsible for tumor growth and spread, and for tumor recurrence.

The eventual primary clinical indication of Cantrixil is first-line therapy in combination with carboplatin for ovarian cancer following primary diagnosis and surgical debulking. The rationale is to use the active component of Cantrixil, TRX-E-002-1, to kill ovarian cancer stem cells and their daughter cells before the cancer becomes widely disseminated. Eradicating the cancer stem cells is considered by many to be fundamental to eradicating the cancer and preventing tumor recurrence.

While first-line therapy is the ultimate objective, the required starting point for clinical studies has to be salvage therapy in patients with late-stage cancer. Two clinical strategies are being pursued to this end, and it is this dual strategy of two Phase 1 studies that is to be the main focus of the current fund-raising.

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com

Cantrixil currently is undergoing an Investigational New Drug (IND) program ahead of plans to have it in the clinic in mid-2015 in both indications. The funds will be applied to that IND process, as well as to initiating two Phase 1 studies.

The first Phase 1 study will be in women with late-stage ovarian cancer. In order to expedite patient enrolment, this study will involve a number of clinics in the US, with the Yale Cancer Center in New Haven, CT, the primary site.

The second Phase 1 study will be in patients with malignant ascites. Malignant ascites is the accumulation of fluid in the peritoneal cavity due to the spread of cancer cells. It occurs as a late-stage condition in patients with ovarian, gastric, breast, colorectal and pancreatic cancers and is claimed to occur in up to 50% of patients with cancer. There is no standard of care for these patients and they typically have survival prospects of less than 6 months. This phase 1 study is to take place in Australia.

Dr Graham Kelly, Novogen CEO, said today, “The focus of this capital-raising is Cantrixil. This is an exciting product that in animal models has achieved effects on ovarian cancer not previously achieved. The idea that we might be able to offer significant clinical benefit to patients with end-stage cancer is a thought that is pushing us to get this drug into the clinic as soon as possible.”

“But as prominent as Cantrixil is in our program, I want to emphasise that Novogen is far from being a single product or single technology company. The funds we are raising will also help to bring our pipeline drugs, Trilexium and Trx-7, closer to the clinic for neural cancers and prostate cancer respectively, and the ATM drug technology closer to the clinic for prostate cancer and melanoma. Cantrixil will remain our primary focus, but the extended clinical program will continue and I expect to provide a strong news flow over the next 12 months.”

Information about ASX Bookbuild

Information on the ASX Bookbuild Facility can be found on the ASX website on the links below.

For brokers:

http://www.asx.com.au/documents/professionals/bookbuild-trading-participant-information-sheet.pdf

For investors:

http://www.asx.com.au/documents/professionals/bookbuild-investor-information-sheet.pdf

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com

About Novogen Limited

Novogen is a public, Australian drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen Group includes a New Haven, Connecticut-based joint venture company, CanTx Inc., with Yale University.

Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been created to kill the full range of cells within a tumor, but particularly the cancer stem cells. The ATM compounds target the microfilament component of the cancer cell and when used in conjunction with standard anti-microtubular drugs, result in comprehensive and fatal destruction of the cancer cell’s cytoskeleton. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the key clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to first-line therapy.

About CanTx Inc.

CanTx Inc. is a private biotechnology company based in New Haven, Connecticut, and established as a joint venture between Novogen and Yale University. CanTx is dedicated to the development of Cantrixil as a potential treatment for cancers in the peritoneal and pleural cavities.

Further information is available on our websites www.novogen.com and www.can-tx.com

For more information please contact:

Advisor to the Offer

Matt Christensen

Hill Capital

matthewc@hillcapital.com.au

+(61 2) 9416 5399

Novogen Enquiries

Dr Graham Kelly

CEO Novogen Group

Graham.Kelly@novogen.com

+(61 2) 9472 4100

Media Enquiries

Ian Westbrook

Westbrook Communications

ian@westbrookfin.com.au

+(61 2) 9231 0922

NOVOGEN LTD – ACN 063 259 754

16-20 Edgeworth David Ave, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com